Exhibit 4

January 6, 2002

The Titan Corporation
3033 Science Park Road
San Diego, California 92121
Attention: Nicholas J. Costanza, Esq.

Dear Ladies and Gentlemen:

        Reference is made to the Agreement and Plan of Merger (the "Merger Agreement") of even date herewith among The Titan Corporation ("Parent"), T T III Acquisition Corp.("Merger Sub"), and GlobalNet, Inc. (the "Company"). Capitalized terms not defined herein shall have the meaning set forth in the Merger Agreement.

        As a condition and inducement to Parent and Merger Sub to enter into the Merger Agreement, the undersigned principal stockholders of the Company (the "Principal Stockholders") are entering into this letter agreement concurrently with the execution and delivery of the Merger Agreement.

1.    Holdback Fund.

        When making the issuances of Parent Common Stock pursuant to Section 1.5(a) of the Merger Agreement, Parent shall withhold from the Principal Stockholders an aggregate of thirty percent (30%) of the total shares of Parent Common Stock otherwise issuable thereunder to the Principal Stockholders (as adjusted pursuant to Section 1.5(c) of the Merger Agreement) (the "Holdback Stock"). The Holdback Stock will be issued in the name of each Principal Stockholder in the appropriate amounts and held back by Parent as security for the performance of the indemnity obligations of the Principal Stockholders under Section 3 hereof. Except for shares of Holdback Stock that are offset for indemnification claims pursuant to Section 3 hereof, all dividends payable on the shares of Holdback Stock shall be paid currently to the Principal Stockholders and all voting rights with respect to the shares of Holdback Stock shall be exercisable by the Principal Stockholders or their authorized agent(s). The Parent Common Stock otherwise distributable as of the Effective Time to each Principal Stockholder who is subject to this Holdback Agreement in connection with the Merger as provided in Section 1.5(a) of the Merger Agreement shall be proportionally reduced to reflect the amount of Parent Common Stock required to be withheld pursuant to this Section 1 and such Holdback Stock shall be delivered to the Principal Stockholders only in accordance with the terms of this letter agreement. On the date which is thirteen (13) months after the date of Closing, subject to reduction for any indemnification claims of Parent pursuant to Section 3 hereof, Parent shall release the Holdback Stock to each Principal Stockholder as applicable. For purposes of satisfying the indemnification obligations pursuant to Section 3 hereof, the value of each share of Holdback Stock shall be equal to the average closing sales price as reported in the NYSE Composite Transaction Tape (as reported in The Wall Street Journal or, if not reported therein, any other nationally recognized authoritative source) of shares of Parent Common Stock for the twenty (20) consecutive trading day period ending on the trading day immediately preceding the date upon which such indemnification obligations are satisfied (the "Stock Value").

2.    Survival of Merger Agreement Representations.

        Anything contained in the Merger Agreement to the contrary notwithstanding, and solely for purposes of this letter agreement, all representations, warranties, covenants and other agreements made by the Company pursuant to the Merger Agreement and this Agreement shall be deemed made as of the date of the Merger Agreement and as of the Effective Time as though such representations, warranties, covenants and other agreements were made on and as of such dates, and all such representations, warranties, covenants, indemnities and other agreements contained herein and therein shall survive for a period of fifteen (15) months after the Effective Time; provided, however, that (a) the representations set forth in Section 2.2 of the Merger Agreement (Authority; Binding Nature of

Agreement) shall survive in perpetuity, (b) the representations set forth in Section 2.1 of the Merger Agreement (Due Organization; Subsidiaries), Section 2.3 of the Merger Agreement (Capitalization), Section 2.12 of the Merger Agreement (Employee and Labor Matters; Benefit Plans), Section 2.11 of the Merger Agreement (Tax Matters) and Section 2.13 of the Merger Agreement (Environmental Matters) shall survive until the expiration of the applicable statute of limitations, and (c) the indemnities contained in Section 3(a)(iv) hereof shall survive until forty-five (45) days after such litigation is finally resolved by a non-appealable judgment or order of a court of competent jurisdiction, or settled. Notwithstanding anything herein to the contrary, any representation, warranty, covenant, agreement or indemnity which is the subject of a claim which is asserted in writing prior to the expiration of the applicable period set forth above shall survive solely with respect to such claim until the final resolution thereof.

3.    Indemnification by the Principal Stockholders; Right to Offset and Reimbursement.

        (a)  Anything in this letter agreement or the Merger Agreement to the contrary notwithstanding, the Principal Stockholders hereby agree, subject to paragraphs (c) and (e) of this Section 3, jointly and severally, to indemnify, defend and hold Parent, the Company and their respective officers and directors, and each Person, if any, who controls or may control Parent or the Company within the meaning of the Securities Act (all such Persons hereinafter are referred to individually as a "Parent Indemnified Person" and collectively as "Parent Indemnified Persons," but in no event shall any stockholder of the Company prior to the Effective Time be such a Parent Indemnified Person) harmless against all demands, losses, claims, actions or causes of action, assessments, damages, liabilities, costs and expenses, including, without limitation, interest, penalties and reasonable attorneys' fees and disbursements ("Losses") resulting from, imposed upon or incurred by any Parent Indemnified Person, directly or indirectly, as a result of any of the following:

            (i)  any inaccuracy or breach of a representation or warranty of the Company given or made by the Company in the Merger Agreement, or in the Company Disclosure Schedule or in any certificate, document or agreement delivered by or on behalf of the Company pursuant thereto;

          (ii)  any failure by the Company to perform or comply with any covenant or agreement contained in the Merger Agreement, or in the Company Disclosure Schedule or in any certificate, document or agreement delivered by or on behalf of the Company pursuant thereto;

          (iii)  any claims brought by any employees or consultants of the Company who were or are terminated prior to the Effective Time; and

          (iv)  Civil Action No. 01-8996, The XEX Consulting Company, Inc. v. GlobalNet, Inc., et al., pending in the United States District Court for the Southern District of Florida.

        (b)  In the event, from time to time, any Parent Indemnified Person determines that it has suffered a Loss for which indemnification is available pursuant to this letter agreement, the following procedure shall be followed:

            (i)  Parent Indemnified Person shall give written notice of any such claim (a "Loss Notice") to the Principal Stockholders specifying in reasonable detail the amount of the claimed Loss (the "Loss Amount") and the basis for such Loss and whether the Parent intends to offset against the Holdback Stock.

          (ii)  Within twenty (20) days after delivery of a Loss Notice, the Principal Stockholders shall provide to Parent and the Parent Indemnified Person (if not the same Person), a written response (a "Response Notice") in which the Principal Stockholders will (i) agree that an offset in the full Loss Amount may be made against the Holdback Stock, (ii) agree that an offset in an amount equal to part, but not all, of the Loss Amount (the "Agreed Amount") may be made against the Holdback Stock or (iii) contest making any offset against the Holdback Stock. The Principal

  Stockholders may contest an offset against the Holdback Stock upon a good faith belief that all or such portion of such offset does not constitute a Loss for which the Parent Indemnified Person is entitled to indemnification under this letter agreement. If no Response Notice is delivered by the Principal Stockholders within such ten (10) day period, the Principal Stockholders shall be deemed to have agreed that an offset in the full Loss Amount may be made against the Holdback Stock.

          (iii)  If the Principal Stockholders in the Response Notice agree (or are deemed to have agreed pursuant to clause (ii) above) that an offset may be made against the Holdback Stock in an amount equal to the Loss Amount, the number of shares of Holdback Stock of each Principal Stockholder shall be reduced proportionately in the same percentage that such Principal Stockholder's shares of Holdback Stock bears to all Holdback Stock (rounded to the nearest whole share) by an amount equal to the Loss Amount divided by the Stock Value.

          (iv)  If the Principal Stockholders in the Response Notice agree that an offset in an Agreed Amount may be made against the Holdback Stock, the number of shares of Holdback Stock of each Principal Stockholder shall be reduced proportionately in the same percentage that such Principal Stockholder's shares of Holdback Stock bears to all Holdback Stock (rounded to the nearest whole share) by an amount equal to the Agreed Amount divided by the Stock Value.

          (v)  If the Principal Stockholders in the Response Notice contest an offset against the Holdback Stock equal to all or any part of the Loss Amount (the "Contested Amount"), the Parent Indemnified Person and the Principal Stockholders shall negotiate in good faith to resolve any such dispute. If any such dispute involving claims of less than $1,000,000 cannot be resolved within thirty (30) days after the receipt by Parent of the Response Notice, the Parent Indemnified Person and the Principal Stockholders shall submit the matter to the Washington, D.C. office of the American Arbitration Association ("AAA") for binding arbitration to be conducted in accordance with the AAA commercial arbitration rules in effect at the time such matter is submitted. If any such matter is submitted to the AAA as provided herein, (A) each of the Parent Indemnified Person and the Principal Stockholders will furnish to AAA such workpapers and other documents and information as AAA may request and will be afforded the opportunity to present to AAA any material relevant to the matter, (B) the determination by AAA, as set forth in a notice delivered to the Parent Indemnified Person and the Principal Stockholders by AAA, will be binding and conclusive on such parties. The number of shares of Holdback Stock of each Principal Stockholder shall be reduced proportionately in the same percentage that such Principal Stockholder's shares of Holdback Stock bears to all Holdback Stock (rounded to the nearest whole share) by an amount equal to the dollar amount of the award set forth in such determination (as evidenced by such notice from AAA) divided by the Stock Value.

          (vi)  In connection with any such commercial arbitration, the following rules also shall apply: (A) any party shall have the right to have counsel represent such party at the arbitration hearing and in pre-arbitration proceedings; (B) all parties shall be permitted to conduct discovery in accordance with the Federal Rules of Civil Procedure; (C) the arbitrator(s) shall have the authority to resolve any discovery disputes and to invoke an action to cease further discovery; (D) each party to any arbitration proceeding shall have the right to a written transcript made of the arbitration proceedings; (E) each party shall have the right to file post-arbitration briefs, which shall be considered by the arbitrator(s); and (F) each party shall bear its own costs and expenses and attorney's fees in connection with such arbitration.

        (vii)  In the event of any disputes involving claims of $1,000,000 or more, either party shall have the right to bring such action in any state or federal court of competent jurisdiction. The number of shares of Holdback Stock of each Principal Stockholder shall be reduced proportionately in the same percentage that such Principal Stockholder's shares of Holdback Stock bears to all Holdback Stock (rounded to the nearest whole share) by an amount equal to the dollar amount of the non-appealable judgment of such a court of competent jurisdiction divided by the Stock Value.

        (c)  The indemnity and other obligations of each Principal Stockholder under this letter agreement shall first be satisfied through the exercise by Parent of the right of offset against the aggregate outstanding amount of the Holdback Stock and then by offset and reimbursement against any payments due any Principal Stockholder with respect to the Special Bonus Pool pursuant to the amendments to their respective employment agreements with the Company in the form of Amendment No. 1 of the Employment Agreement attached as Exhibit E to the Merger Agreement. Following its exhaustion of its offset and reimbursement rights as set forth above, Parent shall have the right to enforce the remaining indemnity obligations of the Principal Stockholders pursuant to Section 3(a) against each Principal Stockholder up to the cap set forth below through an action in a court of competent jurisdiction; provided, that notwithstanding anything contained herein to the contrary, no Principal Stockholder shall have any further liability under this Agreement (other than in cases of fraud) once (i) all shares of Parent Common Stock received by such Principal Stockholder in the Merger owned beneficially or of record by such Principal Stockholder, (ii) all proceeds of the sale or other transfer of shares of Parent Common Stock received by such Principal Stockholder in the Merger (net of any federal and state income taxes (not to exceed 20% in the aggregate) due as a result of such sale or transfer) and (iii) all amounts paid or payable to the Principal Stockholders out of the Special Bonus Pool (net of any federal and state income taxes paid as a result of amounts paid to the Principal Stockholders out of the Special Bonus Pool), have been exhausted in satisfying Losses, and no judgment or award may be obtained by Parent in any action or proceeding to enforce the indemnity obligations contained herein in an amount in excess of the foregoing. In the event that any Principal Stockholder transfers any shares of Parent Common Stock received by such Principal Stockholder in the Merger for less than reasonably equivalent value (including without limitation by way of gift), such Principal Stockholder shall, for purposes of this Agreement, be deemed to have received cash proceeds equal to the number of shares so transferred multiplied by the average closing sales price as reported in the NYSE Composite Transaction Tape (as reported in The Wall Street Journal or, if not reported therein, any other nationally recognized authoritative source) of shares of Parent Common Stock for the twenty (20) consecutive trading day period ending on the trading day immediately preceding the date of such transfer.

        (d)  The exercise of any such right of offset or reimbursement by Parent in good faith, whether or not ultimately determined to be justified, will not constitute a breach of this letter agreement. Neither the exercise of nor the failure to exercise such right of offset or reimbursement will constitute an election of remedies or limit Parent in any manner in the enforcement of any other remedies available to Parent except as otherwise expressly set forth in this Agreement.

        (e)  Anything in the foregoing provisions to the contrary notwithstanding, the Principal Stockholders shall not be liable for any amounts under Sections 3(a)(i) through (iii) hereof unless and until the aggregate of Losses suffered by the Parent Indemnified Party(ies) from all claims for indemnification exceed $400,000, in which case the Principal Stockholders shall be liable for the full amount of Losses suffered by the Parent Indemnified Party(ies), including the first $400,000. For the avoidance of doubt, the foregoing limitation on the indemnification obligations of the Principal Stockholders shall not apply to amounts claimed under Section 3(a)(iv) hereof.

4.    Third Party Claims.

        The obligations and liabilities of the Principal Stockholders with respect to their indemnities pursuant to this letter agreement, resulting from any Third Party Claim shall be subject to the following terms and conditions:

        (a)  The party seeking indemnification (the "Indemnified Party") must give the party obligated to indemnify (the "Indemnifying Party"), notice of any Third Party Claim which is asserted against, resulting to, imposed upon or incurred by the Indemnified Party and which may give rise to liability of the Indemnifying Party pursuant to this letter agreement, stating (to the extent known or reasonably anticipated) the nature and basis of such Third Party Claim and the amount thereof; provided that the failure to give such notice shall not affect the rights of the Indemnified Party hereunder except to the extent (i) that the Indemnifying Party shall have suffered actual damage by reason of such failure, or (ii) such failure or delay materially adversely affects the ability of the Indemnifying Party to defend, settle or compromise such Third Party Claim.

        (b)  Subject to Section 4(c) below, if the Indemnifying Party assumes responsibility for Losses arising out of such Third Party Claim, then the Indemnifying Party shall have the right to undertake, by counsel or other representatives of its own choosing, the defense of such Third Party Claim at the Indemnifying Party's risk and expense.

        (c)  In the event that (i) the Indemnifying Party shall elect not to undertake such defense, (ii) within a reasonable time after notice from the Indemnified Party of any such Third Party Claim, the Indemnifying Party shall fail to undertake to defend such Third Party Claim, or (iii) there is a reasonable probability that such Third Party Claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, then the Indemnified Party (upon further written notice to the Indemnifying Party) shall have the right to undertake the defense, compromise or settlement of such Third Party Claim, by counsel or other representatives of its own choosing, on behalf of and for the account and risk of the Indemnifying Party. In the event that the Indemnified Party undertakes the defense of a Third Party Claim under this Section 4, the Indemnifying Party shall pay to the Indemnified Party, in addition to the other sums required to be paid hereunder, the reasonable costs and expenses incurred by the Indemnified Party in connection with such defense, compromise or settlement as and when such costs and expenses are so incurred.

        (d)  Anything in this Section 4 to the contrary notwithstanding, neither the Indemnified Party nor the Indemnifying Party shall, without the other party's written consent (which consent shall not be unreasonably withheld or delayed), settle or compromise such Third Party Claim or consent to entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such Third Party Claim in form and substance satisfactory to the Indemnified Party. In all cases where such release is granted, if a firm written offer is made to settle any Third Party Claim, and the Indemnifying Party proposes to accept such settlement and the Indemnified Party refuses to consent to such settlement then (A) the Indemnifying Party shall be excused from and the Indemnified Party shall be solely responsible for all further defense of such Third Party Claim; (B) the maximum liability of the Indemnifying Party relating to such Third Party Claim shall be the amount of the proposed settlement if the amount thereafter recovered from the Indemnified Party on such Third Party Claim is greater than the amount of the proposed settlement; and (C) the Indemnified Party shall pay all attorney's fees and legal costs and expenses incurred after rejection of such settlement by the Indemnified Party, but if the amount thereafter recovered by such Third Party from the Indemnified Party is less than the amount of the proposed settlement, the Indemnified Party shall be reimbursed by the Indemnifying Party for such attorney's fees and legal costs and expenses up to the maximum amount equal to the difference between the amount recovered by such Third Party and the amount of the proposed settlement.

5.    No Recourse Against the Company.

        The Principal Stockholders hereby irrevocably waive any and all right to recourse against the Company with respect to any misrepresentation or breach of any representation, warranty or indemnity, or noncompliance with any conditions or covenants, given or made by the Company in the Merger Agreement or any other agreements and documents executed or to be executed by the parties thereto in order to consummate the transactions contemplated by the Merger Agreement. The Principal Stockholders shall not be entitled to contribution from, subrogation to or recovery against the Company with respect to any liability that may arise under or pursuant to this letter agreement or any of the other agreements and documents executed or to be executed by the parties hereto in order to consummate the transactions contemplated by the Merger Agreement or any other agreements and documents contemplated hereby or thereby.

6.    Remedies Cumulative.

        Subject to the limitations and qualifications set forth in this letter agreement, the remedies provided herein shall be cumulative and shall not preclude the assertion by the parties hereto of any other rights or the seeking of any other remedies against the other parties, or their respective successors or assigns.

7.    Indemnification in Case of Strict Liability or Indemnitee Negligence.

        THE INDEMNIFICATION PROVISIONS IN THIS LETTER AGREEMENT SHALL BE ENFORCEABLE REGARDLESS OF WHETHER THE LIABILITY IS BASED UPON PAST, PRESENT OR FUTURE ACTS, CLAIMS OR LEGAL REQUIREMENTS (INCLUDING ANY PAST, PRESENT OR FUTURE BULK SALES LAW, ENVIRONMENTAL LAW, FRAUDULENT TRANSFER ACT, OCCUPATIONAL SAFETY AND HEALTH LAW OR PRODUCTS LIABILITY, SECURITIES OR OTHER LEGAL REQUIREMENT) AND REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION IS SOUGHT) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED UPON THE PERSON SEEKING INDEMNIFICATION.

8.    Governing Law.

        This letter agreement shall be governed by, and construed in accordance with, the Legal Requirements of the State of Delaware, regardless of the Legal Requirements that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this letter agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of a Delaware state court of competent jurisdiction and the United States District Court for the District of Delaware, and the applicable courts for appeals therefrom (or, in the event no Delaware court will accept jurisdiction, state and federal courts of the same type located in the State of Nevada); (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware (or the State of Nevada, if applicable); (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9 below.

9.    Miscellaneous.

        This letter agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. This letter agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this letter agreement nor any of the Principal Stockholders' rights hereunder may be assigned by any Principal Stockholder without the prior written consent of Parent, and any attempted assignment of this letter agreement or any of such rights by any Principal Stockholder without such consent shall be void and of no effect. Nothing in this letter agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this letter agreement. No failure on the part of any party to exercise any power, right, privilege or remedy under this letter agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this letter agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this letter agreement. No party shall be deemed to have waived any claim arising out of this letter agreement, or any power, right, privilege or remedy under this letter agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. All notices and other communications provided for hereunder shall be in writing, unless otherwise specified, and shall be deemed to have been duly given if and when delivered personally or by courier service, given by telegram, facsimile transmission or similar means, or mailed, postage prepaid, registered or certified mail, to the addresses or facsimile numbers set forth on the signature pages hereof or at such other addresses or facsimile numbers as the parties hereto may designate from time to time in writing. This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same agreement.

[signatures on next page]

        If the above reflects your understanding of the parties' agreement, please acknowledge your acceptance of the foregoing by executing the countersignature below.

Name: Robert J. Donahue
Address:
c/o GlobalNet, Inc. 1919 S. Highland Avenue Suite 125 D Lombard, Illinois 60148
Facsimile:	(630) 652-1320

Name: Colum P. Donahue
Address:
c/o GlobalNet, Inc. 1919 S. Highland Avenue Suite 125 D Lombard, Illinois 60148
Facsimile:	(630) 652-1320
ADAMS VENTURES, L.P.
By:	RBD Management, Inc., its general partner
By:

Name: Robert J. Donahue Title: President
Address:
c/o GlobalNet, Inc. 1919 S. Highland Avenue Suite 125 D Lombard, Illinois 60148
Facsimile:	(630) 652-1320
ACKNOWLEDGED AND AGREED:
THE TITAN CORPORATION
By:

Name:
Title:
Address:	3033 Science Park Road San Diego, California 92121
Facsimile:	(619) 552-9759